The Zweig Total Return Fund, Inc.
900 Third Avenue
New York, New York 10022
(212) 451-1100
April 18, 2007
VIA EDGAR
United States Securities and Exchange Commission
Division of Investment Management
Washington, DC 20549
Attn: Mr. Christian T. Sandoe, Senior Counsel
Re: Request for Acceleration of Effectiveness of Registration Statement of The Zweig Total Return Fund, Inc. on Form N-2, Pre-Effective Amendment No. 1 (File Nos. 333-139605 and 811-05620)
Dear Mr. Sandoe:
     Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, The Zweig Total Return Fund, Inc. (the “Fund”) hereby requests that the effective date of the above-referenced Registration Statement (the “Filing”) be accelerated so that the Filing may become effective at 10:00 A.M., Washington D.C. time, on April 19, 2007, or as soon thereafter as practicable.
     The Fund acknowledges that: (i) should the U.S. Securities and Exchange Commission (the “Commission”) or the Commission staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing; (ii) the action of the Commission or the Commission staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and (iii) the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours, THE ZWEIG TOTAL RETURN FUND, INC.
By:	/s/ George R. Aylward
	Name:	George R. Aylward
	Title:	President